SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                      For the period ended January 17, 2003



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  /X/               Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes / /                      No /X/

     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).

                              FOR IMMEDIATE RELEASE




Contacts:
Investors:  (U.S.)         Investors:  (Europe)        Media:
Jack Howarth               Emer Reynolds               Sunny Uberoi
Ph:      212-407-5740      Ph:      353-1-709-4000     Ph:      212-994-8206
         800-252-3526               00800 28352600              800-252-3526



             ELAN CORORATION, PLC ANNOUNCES PHARMA MARKETING LAWSUIT


Dublin, Ireland, January 17, 2003 -- Elan Corporation, plc (NYSE:ELN) ("Elan") today announced that Pharma Operating Ltd. ("Pharma Operating"), a wholly-owned subsidiary of Pharma Marketing Ltd., filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with a risk-sharing arrangement between the parties pursuant to which Pharma Operating acquired royalty rights to the Sonata(R) product. The lawsuit seeks, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. Elan believes the lawsuit is without merit and intends to vigorously and expeditiously defend against it.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Elan Corporation, plc Announces Pharma Marketing Lawsuit
Page 2


This news release contains forward-looking statements by Elan, including statements regarding Pharma Operating's lawsuit against Elan and certain of its subsidiaries. Those forward-looking statements involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations, including as a result of the timing and outcome of the lawsuit and its effect on Elan's Recovery Plan. Further risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     ELAN CORPORATION, plc



                                     By:    /s/ William F. Daniel
                                            ------------------------------------
                                            William F. Daniel
                                            Company Secretary

Date: January 17, 2003